

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Xiaoming Li
Chief Executive Officer
Meta Data Ltd
Flat H 3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street
Sha Tin New Territories
Hong Kong

> **Re: Meta Data Ltd**
> **Annual Report on Form 20-F for the Fiscal Year Ended August 31, 2022**
> **Filed December 30, 2022**
> **Response dated August 16, 2023**
> **File No. 001-38430**

Dear Xiaoming Li:

We have reviewed your August 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2023 letter.

Response Letter dated August 16, 2023

Transfers Between Our Company and Our Subsidiaries, page 1

1. We note your response to comment 1, as well as your revised disclosure. Please revise to identify the particular entities that transferred and received the relevant cash transfers that you quantify.

Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu